Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) dated July 10, 2017, and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto, and is being made to all holders of Shares other than those in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
EnerNOC, Inc.
at
$7.67 Net Per Share in Cash
by
Pine Merger Sub, Inc.
a wholly owned subsidiary of
Enel Green Power North America, Inc.

Pine Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Enel Green Power North America, Inc. (“Parent”), a Delaware corporation and a wholly owned subsidiary of Enel S.p.A., an Italian corporation, is offering to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of EnerNOC, Inc., a Delaware corporation (“EnerNOC”), at a price per Share of $7.67 (the “Offer Price”), net to the holder of such Shares in cash less any applicable withholding taxes and without interest, subject to the terms and conditions described in the Offer to Purchase dated July 10, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

Stockholders of record who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK TIME, AT THE END OF AUGUST 4, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 21, 2017 (as it may be amended from time to time, the “Merger Agreement”), by and among EnerNOC, Parent, Purchaser and, solely with respect to a guarantee of certain obligations of Parent and Purchaser, Enel S.p.A., pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into EnerNOC, with EnerNOC continuing as the surviving corporation and becoming a subsidiary of Parent (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares held by Parent, Purchaser, and EnerNOC or any of their respective subsidiaries, or Shares held by stockholders who perfect their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, (1) the Merger Agreement not having been terminated in accordance with its terms and (2) the satisfaction of (i) the Minimum Condition (as defined below), (ii) termination or expiration of the waiting period (and any extensions thereof) imposed under, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), without imposition of a Burdensome Condition (as defined in the Merger Agreement), (iii) the cancellation by the Federal Energy Regulatory Commission of the market-based rate authorizations and associated tariffs of certain EnerNOC subsidiaries and (iv) subject to certain materiality exceptions, the truth and accuracy of certain representations and warranties of EnerNOC contained in the Merger Agreement (each of

(1) and (2), along with all other conditions to the Offer described in the Offer to Purchase, the “Offer Conditions”). The Minimum Condition requires that there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Purchaser, would represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer, provided that, for purposes of determining whether the Minimum Condition has been satisfied, Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as such term is defined in Section 251(h)(6)(f) of the Delaware General Corporation Law (the “DGCL”)) shall be excluded. The Offer Conditions include certain other customary conditions described in the Offer to Purchase.

In order to induce Parent and Purchaser to enter into the Merger Agreement, Timothy Healy, EnerNOC’s Chairman and Chief Executive Officer, and David Brewster, EnerNOC’s President, entered into support agreements pursuant to which, among other things, each of them has agreed to tender the Shares beneficially owned by each of them in the Offer (approximately 9.0% of all Shares outstanding as of June 20, 2017).

THE ENERNOC BOARD OF DIRECTORS HAS UNANIMOUSLY RECOMMENDED THAT ENERNOC STOCKHOLDERS TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

After careful consideration, EnerNOC’s Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interest of EnerNOC and its stockholders, (ii) agreed that the Merger shall be effected under Section 251(h) and other relevant provisions of the DGCL, (iii) approved the execution, delivery and performance by EnerNOC of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger and (iv) resolved to recommend that the stockholders of EnerNOC tender their Shares to Purchaser pursuant to the Offer.

The Offer to Purchase, the Letter of Transmittal and EnerNOC’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the EnerNOC Board and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

The term “Expiration Time” means midnight (New York time) on August 4, 2017, (the “Expiration Time”), unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire. If, as of the Expiration Time, any of the Offer Conditions is not satisfied and has not been waived, Purchaser may extend the Offer on one or more occasions, for an additional period of up to 10 business days per extension, to permit such Offer Condition to be satisfied, and Purchaser shall extend the Offer from time to time: (i) for any period required by any rule or regulation of the Securities and Exchange Commission or NASDAQ applicable to the Offer, (ii) for periods up to 10 business days per extension, until any waiting period under the HSR Act has expired or terminated, and (iii) for periods up to 10 business days if any Offer Condition has not been satisfied and EnerNOC so requests (up to a maximum of 20 business days), but in no case shall Parent extend the Offer beyond the End Date. The “End Date” means the earlier to occur of (a) the valid termination of the Merger Agreement in accordance with its terms and (b) 5:00 p.m. (New York time) on October 4, 2017.

Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes to the Offer not inconsistent with the Merger Agreement; provided, however, that unless the Merger Agreement provides otherwise, without EnerNOC’s prior written consent, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable, (C) decrease the maximum number of Shares sought to be purchased, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Time in a manner other than as required or permitted by the Merger Agreement or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof, and any extension announcement will be made no later than 9:00 a.m., New York time, on the next business day after the scheduled Expiration Time.

Pursuant to the Merger Agreement, after the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and EnerNOC will take all necessary and appropriate action to cause the closing of the Merger to take place as soon as practicable following the acceptance of the Offer. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Time, Purchaser will irrevocably accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not validly withdrawn on or prior to the Expiration Time, and Shares tendered in the Offer pursuant to guaranteed delivery procedures that have been delivered pursuant to such procedures. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders. Under no circumstances will Purchaser pay interest on the Offer Price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with all required signature guarantees and any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and such other documents.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Time. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase prior to the Expiration Time.

Purchaser will determine in its discretion all questions regarding the form and validity of any withdrawal notice, and such determination will be final and binding. No withdrawal shall be deemed to be properly made until all defects have been cured or waived. None of Purchaser, Parent, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person is obliged to notify any defects in any withdrawal notice or to incur any liability for failure to give such notification. Any such determination made by Purchaser may be challenged by EnerNOC’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

EnerNOC has provided Purchaser with EnerNOC’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on EnerNOC’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash by a holder of Shares pursuant to the Offer or the Merger will be a taxable transaction to U.S. stockholders for U.S. federal income tax purposes. See the Offer to Purchase for a more detailed discussion of the tax treatment of the Offer. Each holder of Shares is urged to consult with its own tax advisor as to the particular tax consequences to it of the Offer and the Merger.

Questions and requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

July 10, 2017

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